UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)1

OMNICOMM SYSTEMS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

68212 U 10 4

(CUSIP Number)

Cornelis Wit

2101 W. Commercial Blvd. Suite 3500,

Ft. Lauderdale, FL 33309

(954) 473-1254

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68212 U 10 4	13D

1	Names of reporting person Cornelis Wit
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Holland
Number of shares beneficially owned by each reporting person with	7	Sole voting power 74,848,050 shares(1)(2)
	8	Shared voting power -0-
	9	Sole dispositive power 74,848,050 shares(1)(2)
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 74,848,050 shares(1)(2)
12	Check box if the aggregate amount in Row (11) excludes shares ☐
13	Percent of class represented by amount in Row (11) 43.4%(1)
14	Type of reporting person IN

(1) On November 30, 2010, the Reporting Person acquired 250,000 shares of Series D Preferred Stock of the Issuer. The Series D Preferred Stock are non-registered securities, non-convertible and each share provides the Reporting Person super-voting rights at any meeting of the stockholders of the Issuer and such shares of Series D Preferred Stock will vote together with the common stockholders of the Issuer, provided for the election or removal of directors the shares of Series D Preferred Stock will be voted in the same percentage as all voting shares of common stock voted for each director, in the amount of 400 votes per Series D Preferred Stock equaling an aggregate of 100,000,000 votes. If calculated with 7, 9, 11 and 13 above, sole voting power would equal 174,848.050 votes, aggregate amount beneficially owned by each reporting person would equal 174,848,050 votes and the percent of class represented by the amount in Row 11 would be 64.1%.

(2) The Reporting Person may be deemed to indirectly beneficially own 49,644,716 shares of common stock held as sole trustee of the Cornelis F. Wit Revocable Living Trust Dated October 15, 2009 as Amended and Restated on June 11, 2015.

EXPLANATORY NOTE

This Amendment No. 7 to the Original Schedule 13D, as defined herein, (“Amendment No. 7”) amends the Schedule 13D originally filed by the Reporting Person with the Commission on December 29, 2008 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D originally filed by the Reporting Person with the Commission on March 2, 2010 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D originally filed by the Reporting Person with the Commission on February 23, 2012 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D originally filed by the Reporting Person with the Commission on March 22, 2013 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D originally filed by the Reporting Person with the Commission on May 23, 2014 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D originally filed by the Reporting Person with the Commission on November 20, 2015 (“Amendment No. 5”) and Amendment No. 6 to the Original Schedule 13D originally filed by the Reporting Person with the Commission on November 25, 2015 (“Amendment No. 6”). The Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 are collectively referred to as the “Schedule 13D.”

All terms used but not defined in this Amendment No. 7 are as defined in the Schedule 13D. The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

This Amendment No. 7 is being filed to (i) update beneficial ownership information of the Reporting Person as a result of (I) a contribution of an aggregate of 49,724,716 shares of common stock that had previously been acquired and held directly by the Reporting Person to the Cornelis F. Wit Revocable Living Trust Dated October 15, 2009 as Amended and Restated on June 11, 2015, which trust is a revocable trust established by the Reporting Person as grantor with respect to which the Reporting Person is the sole trustee, and the Reporting Person, his spouse and children are beneficiaries (the “Trust”), and, as a result, the Reporting Person may be deemed to have retained beneficial ownership of such shares, and (II) transactions occurring since the date of Amendment No. 6, and (ii) to report a decrease in the Reporting Person’s percentage ownership of the common stock resulting from the increase in the number of outstanding shares of common stock of the Issuer.

 Item 3 of the Schedule 13D is amended and supplemented as follows:

Item 3.	Source and Amount of Funds or Other Consideration

Since the most recent filing of an amendment to the Original Schedule 13D on November 25, 2015, the Reporting Person effected the following transactions:

(i) on December 17, 2015, the Reporting Person entered into a Stock Purchase Agreement pursuant to which, in a privately negotiated transaction, the Reporting Person sold warrants to purchase 2,000,000 shares of common stock of the Issuer at an exercise price of $0.25 per share with an expiration date of January 1, 2019 to Randall G. Smith, Chairman of the Board and Chief Technology Officer of the Issuer, in exchange for a cash amount of $60,000,

(ii) January 21, 2016, the Reporting Person contributed 49,644,716 shares of common stock that had previously been acquired and held directly by the Reporting Person to the Trust,

(iii) on February 29, 2016, the Issuer issued the Reporting Person a promissory note in the amount of $450,000 and, in consideration thereof, warrants convertible into 1,800,000 shares of common stock at an exercise price of $0.25 per shares with an expiration date of April 1, 2019,

(iv) on June 30, 2016, the Issuer and the Reporting Person extended the conversion date of an aggregate amount of $5,825,000 Convertible Debentures convertible into an aggregate of 11,650,000 shares of common stock to April 1, 2020, and extended the expiration date of related warrants exercisable into 11,650,000 shares of common stock at an exercise price of $0.50 per share to April 1, 2020,

(v) on August 16, 2016, the Reporting Person purchased, with personal funds, 80,000 shares of common stock in a privately negotiated transaction for $0.15 per share, which 80,000 shares were contributed to the Trust on September 6, 2016, and

(vi) on December 5, 2016, the Reporting Person entered into a Stock Purchase Agreement pursuant to which, in a privately negotiated transaction, the Reporting Person sold warrants to purchase 1,000,000 shares of common stock of the Issuer at an exercise price of $0.25 per share with an expiration date of January 1, 2019 to Abrey K. Light, Executive Vice President of the Issuer, in exchange for a cash amount of $30,000.

Item 5 of the Schedule 13D is amended and supplemented as follows:

Item 5.	Interest in Securities of the Issuer

(a)

The aggregate number of securities of the class identified in Item 1 that are beneficially owned by the Reporting Person is 74,848,050 shares. Such amount of shares includes (i) 183,334 shares of common stock held directly, (ii) 49,724,716 shares of common stock held by the Trust, (iii) 13,290,000 shares issuable upon exercise of currently exercisable common stock purchase warrants, and (iv) 11,650,000 shares issuable upon conversion of Convertible Debentures. The foregoing constitutes approximately 43.4% of the outstanding shares of common stock of the Issuer based on 147,686,917 shares of common stock outstanding as of November 10, 2016 according to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the Securities and Exchange Commission on November 14, 2016. The foregoing and all other amounts of beneficial ownership set forth herein are calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(b)	The Reporting Person holds sole voting and dispositive powers over the shares identified in Item 5(a). The Reporting Person does not share voting or dispositive powers over any of such shares.

Item 6 of the Schedule 13D is amended and supplemented as follows:

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure in Item 3 above is incorporated herein by reference.

Item 7 of the Schedule 13D is amended and supplemented as follows:

Item 7.	Material to be filed as Exhibits

Exhibit No. Description

1.Stock Purchase Agreement dated December 17, 2015 by and between the Reporting Person and Randall G. Smith.
2.Stock Purchase Agreement dated December 5, 2016 by and between the Reporting Person and Abrey K. Light.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2017

/s/ Cornelis F. Wit
Cornelis F. Wit